UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								September 13, 2006

Via Facsimile (713) 513-3499 and US Mail

Sheldon R. Erikson
President and Chief Executive Officer
Cameron International Corporation
1333 West Loop South
Suite 1700
Houston, Texas

	Re:	Cameron International Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 6, 2006
 		File No. 1-13884

Dear Mr. Erikson:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note from media reports and your risk factor "The Company`s international operations expose it to instability and changes in economic and political conditions ..." incorporated from your annual report that you may have operations in Iran, a country identified as a state sponsor of terrorism by the State Department and subject to sanctions administered by the Commerce Department`s Bureau of Industry and Security and the Treasury Department`s Office of Foreign
Assets Control. We also note media reports that you took steps in 2005 to sever business ties with Iran. Your Form 10-K discloses that you have operations in the Middle East and Africa but, apart from the risk factor, does not contain information relating specifically to operations in or contacts with Iran. Please describe your current, past and anticipated operations in and contacts with Iran and any other African or Middle Eastern countries identified by the State Department as state sponsors of terrorism, including through subsidiaries, affiliates and other direct and indirect arrangements.
Include in your response a description of the contacts that are the focus of the OFAC and Commerce Department inquiries mentioned in the referenced risk factor.

2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the related countries` status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and any other state sponsor of terrorism. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran and other countries identified as state sponsors of terrorism.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance


Sheldon R. Erikson
Cameron International Corporation
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